SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A (Amendment No. 1)
Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs
c/o Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton, HM 12
Bermuda

with a copy to

James J. Clark, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3849

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	(7)	SOLE VOTING POWER 22,576,844
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 6,565,787
Person With	(10)	SHARED DISPOSITIVE POWER 16,011,057
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,576,844
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.34% (based on 46,703,494 Common Shares outstanding on November 1, 2008)
(14)	TYPE OF REPORTING PERSON IN

Item 1.                  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 relates to the Common Shares, $0.01 par value, of Global Sources Ltd. (the “Issuer”), a Bermuda corporation whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.  This Amendment No. 1 amends the Schedule 13D filed on December 8, 2003 (the “Schedule 13D”).

Item 2.                    Identity and Background.

The first sentence of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of Merle A. Hinrichs (the “Reporting Party”).

Item 5.                    Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Party is the beneficial owner of 22,576,844 Common Shares representing 48.34% of the outstanding Common Shares (based on 46,703,058 Common Shares outstanding on November 1, 2008).

(b) The Reporting Party has the sole power to vote the shares beneficially owned by him.  The Reporting Party has shared power to dispose of the shares beneficially owned by him, except for 6,565,787 shares of which the Reporting Party has sole power to dispose.  The parties sharing the power to dispose of the shares with the Reporting Party are the Seller and the Trustee pursuant to the Purchase Agreement and Security Agreement.  See Item 6 of the Schedule 13D.

(c) See Item 3 of the Schedule 13D.  In addition, pursuant to a Share Purchase Agreement and Agreement, each dated as of October 5, 2008 and a Letter Agreement dated as of November 11, 2008 (collectively, the “2008 Transaction Agreements”), the Reporting Party (i) agreed to transfer 5,600,000 Common Shares at an agreed value of $8.00 per share to the Sellers as partial repayment under the Purchase Agreement and (ii) agreed to sell 400,000 Common Shares at a price of $8.00 per share to the Sellers in return for cash consideration of $3.2 million.  The Reporting Party expects to close these transactions prior to November 30, 2008.

(d) See Item 6 of the Schedule 13D.

(e) N/A.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraph prior to the last paragraph of Item 6 of the Schedule 13D:

For a description of the 2008 Transaction Agreements, see Item 5(c) of this Amendment No. 1 and Exhibits 3, 4 and 5.

Item 7.                   Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following:

Exhibit 3.                      Share Purchase Agreement, dated as of October 5, 2008, among the Reporting Party, Hill Street Trustees Limited and Hung Lay Si Co. Limited.

Exhibit 4.                      Agreement, dated as of October 5, 2008, among the Reporting Party, Hung Lay Si Co. Limited and Hill Street Trustees Limited.

Exhibit 5.                      Letter Agrement, dated as of November 11, 2008, between the Reporting Party and Hung Lay Si Co. Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 18 , 2008

/s/ Merle A. Hinrichs
Merle A. Hinrichs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)